Volaris Reports October 2026 Traffic Results:

International Represents 50% of Total Capacity for the Month

Mexico City, Mexico, November 6, 2026 – Controladora Vuela Compañía de Aviación, S.A.B. de C.V. (NYSE: VLRS and BMV: VOLAR) (“Volaris” or “the Company”), the ultra-low-cost carrier (ULCC) serving Mexico, the United States, Central and South America, reports its October 2026 preliminary traffic results.

In October, Volaris’ ASM capacity increased 7.7% year-over-year, with international ASMs growing 27.5%, reflecting the continued strategic expansion of its U.S.–Mexico transborder network. In October, Volaris started operating five new routes connecting Guadalajara to Atlanta, Boston, Nashville, Raleigh-Durham, and Washington D.C. Total RPMs increased 3.3%, with Mexican domestic RPMs declining 8.4%, while international RPMs grew 21.7%. Consolidated load factor decreased 3.5 percentage points year-over-year to 82.4%, temporarily impacted by the ramping up of the new international capacity. During the month, Volaris transported 2.6 million passengers.

Enrique Beltranena, Volaris’ President and CEO, said: “Volaris continues prioritizing the quality and profitability of growth, rather than growth for its own sake. Our October traffic performance primarily reflects the execution of our planned fourth-quarter U.S.–Mexico capacity expansion, supported by resilient cross-border demand and years of deliberate network investment that has brought our international operations to half of our total ASMs. We are strategically aligning domestic capacity with seasonal demand and expanding our international footprint, thus building on the commercial momentum of the third quarter into the fourth and reinforcing stronger unit revenues through disciplined capacity deployment where economic returns are strongest.”

	October 2026	October 2025	Variance	YTD October 2026	YTD October 2025	Variance
RPMs (million, scheduled & charter)
Domestic	1,393	1,520	(8.4%)	15,490	15,373	0.8%
International	1,183	972	21.7%	10,996	9,553	15.1%
Total	2,576	2,493	3.3%	26,486	24,926	6.3%
ASMs (million, scheduled & charter)
Domestic	1,556	1,670	(6.8%)	17,466	17,290	1.0%
International	1,569	1,231	27.5%	13,729	12,300	11.6%
Total	3,125	2,901	7.7%	31,195	25,590	5.4%
Load Factor (%, RPMs/ASMs)
Domestic	89.5%	91.0%	(1.5) pp	88.7%	88.9%	(0.2) pp
International	75.4%	79.0%	(3.6) pp	80.1%	77.7%	2.4 pp
Total	82.4%	85.9%	(3.5) pp	84.9%	84.2%	0.7 pp
Passengers (thousand, scheduled & charter)
Domestic	1,826	1,874	(2.6%)	19,897	18,762	6.0%
International	804	679	18.5%	7,524	6,594	14.1%
Total	2,631	2,553	3.0%	27,421	25,357	8.1%

The information included in this report has not been audited and does not provide information on the Company’s future performance. Volaris’ future performance depends on several factors. It cannot be inferred that any period performance or its year-over-year comparison will indicate a similar performance in the future. Figures are rounded for convenience purposes.

Glossary

Revenue passenger miles (RPMs): Number of seats booked by passengers multiplied by the number of miles flown.

Available seat miles (ASMs): Number of seats available for passengers multiplied by the number of miles flown.

Load factor: RPMs divided by ASMs and expressed as a percentage.

Passengers: The total number of passengers booked on all flight segments.

Investor Relations Contact

Liliana Juárez / ir@volaris.com

Media Contact

Ricardo Flores / rflores@gcya.net

About Volaris

*Controladora Vuela Compañía de Aviación, S.A.B. de C.V. (“Volaris” or “the Company”) (NYSE: VLRS and BMV: VOLAR) is an ultra-low-cost carrier, with point-to-point operations, serving Mexico, the United States, Central, and South America. Volaris offers low base fares to build its market, providing quality service and extensive customer choice. Since the beginning of operations in March 2006, Volaris has increased its routes from 5 to more than 247 and its fleet from 4 to 155 aircraft. Volaris offers around 500 daily flight segments on routes that connect 46 cities in Mexico and 34 cities in the United States, Central, and South America, with one of the youngest fleets in Mexico. Volaris targets passengers who are visiting friends and relatives, cost-conscious business and leisure travelers in Mexico, the United States, Central, and South America. For more information, please visit ir.volaris.com. Volaris routinely posts information that may be important to investors on its investor relations website. The Company encourages investors and potential investors to consult the Volaris website regularly for important information about Volaris.